EXHIBIT (e)(6)

NONDISCLOSURE AGREEMENT

THIS NONDISCLOSURE AGREEMENT (this “Agreement”), dated as of June 11, 2008, is made by and between eTelecare Global Solutions, Inc., a Philippines corporation (“eTelecare”) and NewBridge International Investment Ltd, a British Virgin Islands company (“Buyer”).

RECITALS

WHEREAS, Buyer and eTelecare (together, the “Parties” and each individually, a “Party”) desire to enter into discussions related to a possible business combination or change in control transaction (the “Possible Transaction”), and these discussions will of necessity involve the disclosure by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) of confidential and proprietary information; and

WHEREAS, the Parties desire to (i) keep their discussions and the nature and scope thereof confidential; and (ii) reflect their agreement on certain matters relating to the disclosure of such information and the confidentiality of the discussions in general.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which arc hereby acknowledged, the Parties agree as !allows:

1. Definitions.  The following terns shall have the meanings set forth below:

1.1 “Confidential Information” includes all non-public information, whether written or oral (whatever the form or storage medium), or gathered by inspection, or acquired by one Party or its Representatives from the other Party or its Representatives regarding such Party or its business in connection with a Possible Transaction after the date hereof, regardless of whether such information is specifically identified as “confidential” and shall also include the portions of all notes, analyses, compilations, studies, forecasts, interpretations or other documents prepared by the Receiving Party to the extent that they contain, reflect or are based upon, in whole or in part, the information delivered, disclosed or furnished to the Receiving Party pursuant hereto. “Confidential Information” shall also include statements regarding, or summaries or descriptions of, the existence of negotiations regarding or progress of the Possible Transaction. The term “Confidential Information” does not include information which (i) was known to the Receiving Party or its Representatives or was in its or its Representatives possession prior to the date of its disclosure pursuant to this Agreement; (ii) is or becomes generally available to the public or individuals in the industry in which such Party operates, other than through an unauthorized disclosure by the Receiving Party or its Representatives in violation of this Agreement; (iii) becomes available to the Receiving Party or its Representatives from a source other than the Disclosing Party or its Representatives, provided that the Receiving Party does not know that such source is prohibited from transmitting such Confidential Information to the Receiving Party by a contractual, legal or fiduciary obligation to the Disclosing Party or its Representatives; or (iv) is independently developed by the Receiving Party or any of its Representatives. The term “Confidential Information” shall not apply to any non-public information, whether written or oral (whatever the form of the storage medium), that is made available or provided or becomes known to Mr. Alfredo I. Ayala in his capacity, or in connection with the performance of his duties, as a director of eTelecare, except to the extent such information is disclosed to Buyer or its Representatives (other than Mr. Ayala), in which case it shall be Confidential Information with respect to Buyer or such Representatives (other than Mr. Ayala). Similarly, the terms of this Agreement shall apply to Mr. Ayala only to the extent he acts as a Representative of Buyer and this Agreement shall in no way restrict, limit or otherwise apply to Mr. Ayala in his capacity, or in connection with the performance of his duties, as a director of eTelecare.

1.2 “person” shall be broadly interpreted to include, without limitation, any individual, corporation, company, group, partnership, limited liability company or other entity.

1.3 “Representatives” means a Party and its affiliates, and its and their respective directors, officers, employees, agents, potential partners, co-investors or other financing sources, or representatives, including, without limitation, its and their respective attorneys, accountants, consultants and financial advisors.

1.4 “affiliates” when used in connection with the Buyer, shall include Ayala Corporation, a Philippine corporation.

2. Confidential Information.  Each Party recognizes and acknowledges that damage could result if the Confidential Information were used or disclosed other than as permitted by this Agreement. Except as otherwise required by applicable law or regulatory authority, each Party agrees to keep confidential and not disclose, and cause its Representatives (excluding any Representative who executes a separate confidentiality agreement with eTelecare or its affiliates) to keep confidential and not disclose, to any person the Confidential Information it or its Representatives receives from the other Party or its Representatives without the Disclosing Party’s prior written consent, except as provided below. The Receiving Party or its Representatives shall be entitled to disclose the Confidential Information of the Disclosing Party and provide copies of the same, without the Disclosing Party’s prior written consent, to those Representatives of the Receiving Party who need to know such Confidential Information solely for the purpose of evaluating the Possible Transaction. The Receiving Party shall be responsible for any violations of the confidentiality provisions of this Agreement caused by any of the Receiving Party’s Representatives, except to the extent any such Representative executes a separate confidentiality agreement with eTelecare or its affiliates in which case the Buyer shall not be responsible for any such violations.

3. Use of Confidential Information for Evaluation Disclosure.  Neither the Receiving Party nor any of its Representatives shall use the Confidential Information for any purpose other than evaluation of the Possible Transaction. Except as otherwise set forth in this Agreement, the restrictions on use of Confidential Information in this Agreement shall extend until such time, if ever, the Confidential Information becomes publicly available (otherwise than through a breach of this Agreement). Except to the extent a Party’s legal counsel advises the Party that disclosure is required by applicable law or regulatory authority, without the prior written consent of the other Party, neither Party will, and will direct the respective Party’s Representatives not to, disclose to any other person that such Confidential Information has been requested or made available, that discussions or negotiations are taking place concerning the Possible Transaction, or any of the terms, conditions or other facts with respect to the Possible Transaction, including the status thereof, or the terms of this Agreement.

4. Requested Disclosure of Confidential Information.  In the event that a Receiving Party or anyone to whom the Receiving Party transmits such Confidential Information pursuant to this Agreement is legally requested (by oral questions, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) or otherwise required to disclose any Confidential Information of a Disclosing Party (including disclosure requirements under the United States Securities Act of 1933, as amended, or the United States Securities Exchange Act of 1934, as amended, or in each case the rules and regulations promulgated thereunder, or any applicable laws, rules and regulations under the laws of the Philippines), the Receiving Party will provide the Disclosing Party, to the extent possible, with notice, prior to disclosing such Confidential Information, so that the Disclosing Party may, at the Disclosing Party’s expense, seek an appropriate protective order and/or waive compliance with this Agreement. If, in the absence of a protective order or the receipt of a waiver hereunder, the Receiving Party is nonetheless obligated as a result of such legal request or other requirement to disclose such Confidential Information, it may, without violating its obligations under this Agreement, furnish only that portion of such Confidential information that such Party is obligated to disclose and agrees to use commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such Confidential Information.

5. No License; Use.  Neither the execution of this Agreement, nor the furnishing of any materials or Confidential Information hereunder, shall be construed as granting or conferring any license or other rights to the other Party, either expressly or by implication, estoppel or otherwise, with respect to any trademark, patent, copyright, technological information or other information, or other intellectual property.

6. Ownership of Confidential Information.  The Confidential Information shall remain the property of the Disclosing Party, and the Disclosing Party may demand the return or destruction thereof at any time by written notice to the Receiving Party. Upon receipt of such notice, the Receiving Party shall, at the Receiving Party’s option, either (a) return to the Disclosing Party all physical documents, drawings, data, memoranda and other written materials together with any tapes and computer stored information, including any copies thereof, embodying, containing or relating to the Disclosing Party’s Confidential information, in the possession of the Receiving Party or its Representatives; or (b) destroy and cause each of its Representatives to destroy all copies of any such materials or the parts thereof embodying, containing or relating to such other party’s Confidential Information (provided that the Receiving Party may retain on a confidential basis one copy of the Confidential Information in order to comply with legal, regulatory, or policy requirements and any electronic information (including emails and attachments) may be retained in backup servers if it is not intentionally made available to any person, and is retained in accordance with the Receiving Party’s normal policies with respect to the electronic retention of records). The Receiving Party will keep confidential any copies, extracts or other reproductions in whole or in part of any such materials which it is not practicable to destroy. Upon written request by the Disclosing Party, a senior officer of the Receiving Party shall certify within a reasonable time following such request that the destruction of Confidential Information in compliance with this paragraph was completed. Notwithstanding the return or destruction of the Confidential Information, each Party and its Representatives shall continue to be bound by the obligations of confidentiality and other obligations and agreements hereunder.

7. Communications; Nonsolicit.  In consideration of the Confidential Information being furnished to the Receiving Party, the Receiving Party hereby agrees that, for a period of two years from the date of this Agreement, the Receiving Party and its affiliates will not, without the prior written consent of the Disclosing Party: solicit to employ or actually employ (A) any person now employed by the Disclosing Party in an executive or management level position or (B) any of the employees of the Disclosing Party with whom the Receiving Party or its Representatives have had contact with during the negotiations regarding the Possible Transaction.

Until the earliest of (i) the execution by Buyer or one of its affiliates of a final definitive agreement regarding a Possible Transaction with eTelecare or (ii) two years from the date of this Agreement, Buyer agrees not to initiate or maintain any contact (except for those contacts made in the ordinary course of business or apart from a Possible Transaction) with any officer or employee of eTelecare or its subsidiaries, regarding the Possible Transaction or eTelecare’s business, operations, prospects or finances, except with the express permission of eTelecare, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) will arrange for appropriate contacts with officers and employees of eTelecare for due diligence purposes. Buyer should submit or direct to Morgan Stanley all communications regarding the Possible Transaction, including questions regarding procedures, requests for due diligence information and requests for management meetings or other contact with officers and employees of eTelecare.

This Section 7 will not restrict a Party or its affiliates from conducting any general solicitations for employees (including through the use of employment agencies) not specifically directed at the other Party, its employees or members, and will not restrict a Party or its affiliates from hiring any person who (i) responds to any such general solicitation; (ii) contacts a Party on his or her own initiative without any solicitation by or encouragement from such Party or (iii) has not been employed by the non-hiring Party during the preceding six months.

8. Material Non-Public Information.  Buyer acknowledges and agrees that it is aware (and that its Representatives are aware) that (i) the Confidential Information being furnished to Buyer or its Representatives contains or may itself be material, non-public information regarding eTelecare and (ii) the United States and Philippines securities laws prohibit any persons who have material, nonpublic information concerning eTelecare, including the Confidential Information, from purchasing or selling securities of eTelecare or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information.

9. No Agreement.  Each Party understands and agrees that no contract or agreement providing for any Possible Transaction shall be deemed to exist between the parties hereto unless and until a final definitive agreement has been executed and delivered, and each party hereby waives, in advance, claims seeking enforcement of a binding agreement in connection with any transaction unless and until the parties shall have entered into a final definitive agreement. Each Party also agrees that unless and until a final definitive agreement regarding a Possible Transaction has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such a Possible Transaction by virtue of this letter agreement except for the matters specifically agreed to herein. Buyer further acknowledges and agrees that eTelecare reserves the right, in its sole discretion, to reject any and all proposals made by Buyer or any of its Representatives with regard to a Possible

Transaction, to determine not to engage in discussions or negotiations and to terminate discussions and negotiations with Buyer at any time, and to conduct, directly or through any of its Representatives, any process for any transaction involving eTelecare or any of its subsidiaries, if and as they in their sole discretion shall determine (including, without limitation, negotiating with any other interested parties and entering into a definitive agreement without prior notice to Buyer or any other person).

10. No Warranties.  The Receiving Party acknowledges that neither the Disclosing Party nor its Representatives makes any representation or warranty hereunder, as to the accuracy or completeness of any Confidential Information of the Disclosing Party or other information disclosed pursuant to this Agreement. The Receiving Party agrees that neither the Disclosing Party nor its Representatives shall have any liability hereunder to the Receiving Party or to any of the Receiving Party’s Representatives as a result of the use of such Confidential Information by the Receiving Party and the Receiving Party’s Representatives, it being understood that only those particular representations and warranties that may be made to the Receiving Party by the Disclosing Party or its affiliates in a definitive transaction agreement, when, as and if it is executed, and subject to such limitations and restrictions as may be specified in such definitive agreement, shall have any legal effect.

11. Notices.  All notices, requests, consents, and other communications required or permitted hereunder shall be in writing and shall be personally delivered, mailed using first-class, registered, or certified mail, postage prepaid, sent using a nationally recognized overnight courier or faxed to the following addresses or to such other address as the parties hereto may designate in writing:

eTELECARE:

eTelecare Global Solutions, Inc.
8901 Raintree Drive, Suite 100
Scottsdale, AZ 85260
United States
Attn: John Harris, President
Fax: (800) 315-2277

with a copy to (which shall not constitute delivery):

Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
Attn: Jim Masetti
Fax: (650) 233-4545

BUYER:

NewBridge International Investment Ltd
c/o Ayala Corporation
32/F Tower One Exchange Plaza, Ayala Avenue
Makati City, Metro Manila, Philippines 1226
Attn: Solomon M. Hermosura
Fax: (632) 7594383

with a copy to (which shall not constitute delivery):

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attn: John Knight
Fax: (212) 450-3800

All such notices, requests, consents and other communications shall be deemed to be properly given if delivered (a) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (b) if delivered by facsimile transmission to the Facsimile number as provided for in this Section, be deemed given upon facsimile confirmation, (c) if sent by mail, upon delivery and (d) if delivered by overnight courier to the address as provided in this Section upon receipt. Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other Party hereto.

12. Severability.  If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

13. Entire Agreement: Amendments.  This Agreement comprises the full agreement between the Parties concerning the Confidential Information. This Agreement supersedes any prior understandings or agreements, regardless of form, between the Parties with respect to the Confidential Information. No amendments, changes or modifications may be made to this Agreement without the express written consent of each of the Parties hereto.

14. Governing Law and Venue.  This Agreement and all matters related thereto shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts made and to be performed therein, without giving effect to its principles or rules regarding conflicts of laws, other than such principles directing application of New York law. The state and federal courts located in New York shall have exclusive jurisdiction and venue over any dispute arising out of or relating to this Agreement, and each Party consents to the personal jurisdiction and venue of these courts, and each agrees that all proceedings relating hereto will be brought in courts located in the State of New York.

15. Remedies; Legal Fees.  Each Party acknowledges that the other may be irreparably injured if the Receiving Party breaches any of its obligations under this Agreement.

The Parties each agree that money damages may not be a sufficient remedy for any breach of this Agreement and that, in the event of a breach by a Party or its Representatives, the other Party shall be entitled to seek equitable relief, including injunction and specific performance as a remedy for such breach (without any obligation of such Party to post any bond or other surety in connection therewith). Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement by a Party or its Representatives but shall be in addition to all other remedies available at law or equity to the non-breaching Party in the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that a Party or any of its Representatives have breached this Agreement, then such Party shall be liable and pay to the other Party the reasonable legal fees incurred by the other Party in connection with such litigation, including any appeal therefrom.

16. Waiver.  Each Party understands and agrees that no failure or delay by the other Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege hereunder.

17. Term of Agreement.  This Agreement shall terminate on the earlier to occur of (i) the closing of the Possible Transaction and (ii) two years from the date hereof.

18. Binding Effect. No Recourse.  This Agreement shall benefit and be binding upon the Parties and their respective successors and assigns. No past, present or future director, officer, employee, member, shareholder, incorporator, partner, and/or affiliate of the Parties or any affiliate thereof who is an individual shall have any liability for any obligations of the parties hereto under this agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

19. Construction.  This Agreement has been negotiated by the Parties and their respective attorneys, and the language of this Agreement shall not be construed for or against either Party.

20. Counterparts; Facsimile Signatures.  This Agreement may be executed in two or more counterparts, each of which shall be binding as of the date first written above. Each such copy shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. This Agreement may be executed and delivered by facsimile or by other electronic means (such as a .pdf file or other electronic file) and upon such delivery the signature delivered thereby will be deemed to have the same effect as if the original signature had been delivered to the other party. The original signature copy shall be delivered to the other party by overnight courier. The failure to deliver the original signature copy and/or the nonreceipt of the original signature copy shall have no effect upon the binding and enforceable nature of this Agreement.

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IN WITNESS WHEREOF, this Nondisclosure Agreement has been executed by the parties hereto as of the day and year first written above.

eTELECARE GLOBAL SOLUTIONS, INC.
a Philippine corporation

By:	/s/ Gary J. Fernandes
Name:     Gary J. Fernandes

Title:	Chairman of the Board

NEWBRIDGE INTERNATIONAL INVESTMENT LTD

By:	/s/ Renato O. Marzan
Name:     Renato O. Marzan

Title:	Director, Corporate Secretary and
Attorney-in-Fact

By:	/s/ Solomon M. Hermosura
Name:     Solomon M. Hermosura

Title:	Attorney-in-Fact